X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED

2004 NOV 24 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046350

SUPPL

DELIVERED BY MAIL

November 15, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd. dated November 15, 2004.

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

Sincerely,
X-CAL RESOURCES LTD.

Sharon A. MacLellan

Sharon A. MacLellan
/sml
encls

dlw 12/2

X-Cal Resources Ltd.

TSX/XCL **November 15, 2004**

News Release

Mill Creek Gold Property Geophysics

A PowerPoint summary of Mill Creek Gold Property Geophysics has been received by X-Cal Resources Ltd. and posted to the company's website at www.x-cal.com as part of preparations that are being made for the Company's Annual General Meeting.

The first three Mill Creek slides locate the early stage gold property within the "Cortez Area" of Nevada and display a view of the overall structural/geophysical setting of the area. The slides, specific to the 720 acre Mill Creek Gold Property, show the results of a high density gravity survey, aeromagnetic data, some geology and geochemistry. X-Cal holds 100% of the Mill Creek Gold property, located in Lander County, Nevada.

The Mill Creek geophysical work will form part of a new Technical Report on the Mill Creek Gold Property which is being prepared by Richard Redfern, M.Sc. (a "qualified person" as defined by NI-43-101). The report on 2004 work at Mill Creek will be posted to the Company website and filed to Sedar when completed.

X-Cal Resources Ltd is also a partner in the Sleeper Joint Venture (50% X-Cal - 50% New Sleeper Gold Corporation) which is exploring the 30 square mile Sleeper Gold District, located in Humboldt County, Nevada.

Shareholders and analysts are encouraged to view the Mill Creek geophysical images @ www.x-cal.com and to attend the Annual Meeting of the Shareholders to be held at 2:00 PM on November 30, 2004 at the Ontario Club in Toronto.

The contents of this release and related material have been reviewed by Richard Redfern, M.Sc. who is a qualified person as defined by NI-43-101.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*